 Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-174530)

WELLS FARGO ADVANTAGE FUNDS

June 21, 2011

IMPORTANT NOTE: This information is being provided to you as training/reference material to help you better respond by telephone to verbal inquiries. The information contained herein CANNOT be communicated to anyone outside of AMG in writing (including email/text) without additional Supervisory and Compliance reviews and approvals.

Additional Information on Proposed *Wells Fargo Advantage Core Equity Fund* and *Wells Fargo Advantage Opportunity Fund* Reorganization

The *Wells Fargo Advantage Funds* Board of Trustees has unanimously approved a proposal to merge the *Wells Fargo Advantage Core Equity Fund* into the *Wells Fargo Advantage Opportunity Fund*, subject to approval by the shareholders of the Core Equity Fund. Wells Fargo Funds Management proposed these changes to the Board based upon, among other things, consideration of the opportunity to merge certain overlapping funds with the objective of having a more streamlined, consolidated, and competitive product lineup.

The following questions and answers are intended to be used to answer shareholders and investment professionals who have questions about the proposed merger.

1. ***What are some of the reasons that led Wells Fargo Funds Management to propose the merger of the Core Equity Fund into the Opportunity Fund (and the VT Core Equity Fund into the VT Opportunity Fund)?***

   Some of the reasons Wells Fargo Funds Management proposed the merger of the two funds include:

   Continuity of Management:

   - The Core Equity team***** (Portfolio managers Ann Miletti and Tom Wooden) at Wells Capital Management (WellsCap) assumed portfolio management responsibility for the Core Equity Fund and the VT Core Equity Fund on December 27, 2010, and since that time has managed the two funds in similar fashion to that of the Opportunity Fund and the VT Opportunity Fund.

   Similar Investment Approach

   - Similar to the predecessor team, WellsCap's Core Equity team uses fundamental research to identify equity securities of companies that the team believes are financially sound and have strong management teams and long-term growth prospects but that are also trading at a meaningful discount to what the team believes are the companies' fair values.
   - Opportunity Fund uses an active core strategy and although benchmarked to the Russell Midcap Index, management has a sizeable allocation (over 47% as of March 31, 2011, as defined by Morningstar) to larger capitalization securities.
   - Core Equity Fund uses an active large cap core strategy benchmarked to the S&P 500 Index, and while the predecessor team emphasized large capitalization securities, the fund would often have some exposure to mid capitalization securities.

* Please note that the name of the Core Equity team at WellsCap is unrelated to the name of the *Wells Fargo Advantage Core Equity Fund*. Tom Wooden became portfolio manager for the Core Equity Fund upon Board approval of the merger.

Overlap with S&P 500 Index

- As of March 31, 2011, there was significant S&P 500 Index overlap in both funds: 76% of Core Equity Fund holdings overlap with the holdings of S&P 500 Index, while 61% of Opportunity Fund holdings overlap with the holdings of the S&P 500 Index (as of March 31, 2011).

Comparable Benchmark Ranges

- Although the two funds are benchmarked to different indexes (S&P 500 Index for Core Equity/VT Core Equity and Russell Midcap Index for Opportunity/VT Opportunity), the market capitalization ranges of the indexes have substantial overlap. As of March 31, 2011, 97% of the Russell Midcap's market capitalization range (approximately $240 million to $25 billion) overlapped with the S&P 500's market capitalization range (approximately $1.6 billion to $419 billion).
- As of March 31, 2011, all of the holdings of the Opportunity Fund fell within the market capitalization range of S&P 500 Index.

Correlated Performance

- Both funds' returns are highly correlated (0.95% for the 3 years ending March 31, 2011).

2. *What are some of the differences between each strategy's historical style and market cap?*

The charts on the following page show the historical holdings and returns-based style "trails" for both the Core Equity and Opportunity Funds.

While the Opportunity Fund, in green, tilted mid-growth as of April 30, 2011, it has historically moved across the value/growth spectrum. This movement can be attributed to the Opportunity Fund's management team's Private Market Value (PMV) approach that is designed to be growth/value neutral, allowing it to opportunistically invest in the best ideas at either end of the spectrum. Potential opportunities may cluster in certain sectors or styles, depending on market sentiment.

As a result of this flexibility, the team casts a wide net for finding potential investments. Lastly, while the fund is benchmarked to the Russell Mid Cap Index, it may be managed to the mid to large market capitalization range, as shown in both style trail charts on the next page.


Holdings-based Style Trail[1]
Value
Blend
Growth
Large
Mid
Small


Returns-based Style Trail[2]
Morningstar Large Value TR USD
Morningstar Large Growth TR USD
Morningstar Small Value TR USD
Morningstar Small Growth TR USD

Source: Morningstar Direct 4-30-11

Past performance is no guarantee of future results.

	Investment Name	Start Date*	End Date
● (blue)	Wells Fargo Advantage Core Eq...	7/1997	4/2011
● (green)	Wells Fargo Advantage Opportu...	9/1997	4/2011

* Please note that the Opportunity Fund's data set begins 9/1997 and has two less months of data displayed on the charts above when compared to the Core Equity Fund. Different start dates for data due to limitations within Morningstar Direct.

The Core Equity Fund, in blue, tilted large-growth as of April 30, 2011, and also shows some historical movement across the value/growth spectrum, as well as market capitalization ranges. Both the past and current management teams of the Core Equity Fund invested in both growth and value stocks to construct a diversified portfolio, and although the fund is benchmarked to the S&P 500 Index, both teams have allocated sizable portions of the portfolio to both large-capitalization and mid-capitalization companies.

From a historical perspective, both funds have demonstrated certain similar return and holdings style characteristics shown in the style trail charts above.

1. The Morningstar Holdings-Based Style Trail chart provides a historical view of the movement of a portfolio over time in terms of equity style based on historical portfolios. The movement is charted in the Morningstar Equity Style Box™ and is based on two variables: relative median market capitalization and relative price valuations (price-to-book and price-to-earnings) of the Fund's portfolio holdings. The dots of smaller size represent earlier time periods and the dots of larger size represent the more recent time periods. The earliest and most recent time periods (calculations) are specially marked with circled dots.

2. The Morningstar Returns-Based Style Trail chart uses the historical performance of a subject portfolio to calculate and display the history of style drift. This chart displays a style regression which determines the investment style of a manager without any information about the individual holdings. By comparing the returns of a manager to the returns of a set of Morningstar categories, it is possible to get an accurate picture of the investment style of that manager. The dots of smaller size represent earlier time periods and the dots of larger size represent the more recent time periods. The earliest and most recent time periods (calculations) are specially marked with circled dots.

Mutual fund investing involves risks, including the possible loss of principal, and may not be appropriate for all investors. Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Foreign investments are especially volatile and can rise or fall dramatically due to differences in the political and economic conditions of the host country. These risks are generally intensified in emerging markets. Smaller- and mid-cap company stocks tend to be more volatile and less liquid than those of larger companies. Consult a fund's prospectus for additional information on these and other risks.

Carefully consider a fund's investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit wellsfargo.com/advantagefunds. Read the prospectus carefully before investing.

The variable trust funds are generally available only through insurance company variable contracts.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transactions, the acquirer will file a prospectus/proxy statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this prospectus/proxy statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, target, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the prospectus/proxy statement to its shareholders once such prospectus/proxy statement is declared effective by the SEC. Shareholders may obtain a free copy of the prospectus/proxy statement when available and other documents filed by the acquirer with the SEC at the SEC's website, sec.gov. Free copies of the prospectus/proxy statement, once available, may be obtained by directing a request via mail, phone, or website to the acquirer, *Wells Fargo Advantage Funds*, P.O. Box 8266, Boston, MA 02266-8266, 1-800-222-8222, wellsfargo.com/advantagefunds. In addition to the prospectus/proxy statement, the target and the acquirer file annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on

the public reference rooms. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The acquirer and the target, as well as their respective directors, executive officers, and certain members of their management and other employees, may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target's shareholders under the rules of the SEC will be set forth in the prospectus/proxy statement when it is filed with the SEC.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for *Wells Fargo Advantage Funds*. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by **Wells Fargo Funds Distributor, LLC**, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 203540 0611

This information is being provided to you as training/reference materials. The information contained herein CANNOT be communicated to anyone outside of Wells Fargo Asset Management Group in writing (including email/text) without additional Supervisory and Compliance reviews and approvals

NOT FDIC INSURED ■ NO BANK GUARANTEE ■ MAY LOSE VALUE

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